October 3, 2012

Jeff Long

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Epiphany Funds, File Nos. 333-21962, 811-138045

Dear Mr. Long:

You recently provided oral comments with respect to various reports, filings and website information regarding the Epiphany Funds (the “Registrant”).  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  In NSAR-B filed December 30, 2011, the Auditor’s Report on Internal Control was missing a signature.  Please have the Report signed and refiled with signature.

Response.  The Registrant notes that the Auditor’s signature was inadvertently dropped in the process of EDGARizing the Report for filing.  This has been corrected, and the revised N-SAR has been filed with signature included.

Comment 2.  In future annual or semi-annual reports to shareholders, please endeavor to provide a more robust description in the management’s discussion of Fund performance.  The brief paragraph included in recent reports is too vague.  Please include more detail about each Fund’s performance and why it performed better or worse than the benchmark, which securities helped performance, or hurt it.

Response.  The Registrant will provide additional detail, as requested, in future filings.

Comment 3.  The Registrant’s Annual report for the period ended December 31, 2011, includes a description of Trustee deliberations with respect to renewal of the management agreement.  Please review the requirements of Item 27(d)(6) of N-1A.  The deliberations included are vague and lack sufficient detail regarding what items the Board actually reviewed in considering the renewal of the management agreement such as prior performance comparisons, what information was used (one year, three year, etc.), or how the comparison was done.

Response.  The Registrant will include more detail, as requested, of Board deliberations regarding the approval or renewal of management agreements in the Registrant’s future shareholder reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

Cassandra.Borchers@Thompsonhine.com Fax: 513.241.4771 Phone: 513.352.6632tls 868895.1: